UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tandem Diabetes Care, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

875372 104

(CUSIP Number)

Kim D. Blickenstaff

President and Chief Executive Officer

Tandem Diabetes Care, Inc.

11045 Roselle Street

San Diego, California 92121

(858) 366-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 875372 104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS KIM D. BLICKENSTAFF
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,123,718
	8.	SHARED VOTING POWER 543,572
	9.	SOLE DISPOSITIVE POWER 1,123,718
	10.	SHARED DISPOSITIVE POWER 543,572
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,290 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.92% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes all shares that the Reporting Person has the right to acquire pursuant to the exercise of outstanding stock options. See Item 5.
(2)	Percentage of class is calculated based on (i) an aggregate of 22,833,907 shares of the common stock of the Issuer issued and outstanding as of November 13, 2013, (ii) 1,123,718 shares the Reporting Person has the right to acquire pursuant to the exercise of vested and unvested stock options held by the Reporting Person as of November 13, 2013 (of which, 215,518 are exercisable within 60 days of the reporting date), and (iii) 135,633 shares the Reporting Person has the right to acquire pursuant to the exercise of warrants held by the Reporting Person as of November 13, 2013 (all of which are immediately exercisable). Including only the 215,518 shares the Reporting Person has the right to acquire pursuant to the exercise of vested and unvested stock options within 60 days of the reporting date, the percentage of class would be 3.27%.

CUSIP No. 875372 104	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS KIM BLICKENSTAFF REVOCABLE TRUST DATED APRIL 15, 2010.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 543,572
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 543,572
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,572
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.37% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Percentage of class calculated based on (i) an aggregate of 22,833,907 shares of common stock of the Issuer issued and outstanding as of November 13, 2013, and (ii) 135,633 shares the Reporting Person has the right to acquire pursuant to the exercise of warrants held by the Reporting Person as of November 13, 2013 (all of which are immediately exercisable).

CUSIP No. 875372 104	13D	Page 4 of 5 Pages

EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined below) on November 26, 2013 (the “Original Filing”). The Amendment is being filed on behalf of Kim D. Blickenstaff and the Kim Blickenstaff Revocable Trust dated April 15, 2010 (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Tandem Diabetes Care, Inc., a Delaware corporation (the “Issuer” or “Tandem”). Except as provided in the cover pages (including the footnotes contained therein) and Item 2 below, the Amendment does not modify any of the information previously reported in the Original Filing.

Item 2. Identity and Background

Item 2 in the Original Filing is hereby amended and restated in its entirety to read as follows:

(a)	The persons and entities filing this Schedule 13D are Kim D. Blickenstaff and the Kim Blickenstaff Revocable Trust dated April 15, 2010. Mr. Blickenstaff is the trustee of the Kim Blickenstaff Revocable Trust dated April 15, 2010.

(b)	The address of the principal place of business of the Reporting Persons is 11045 Roselle Street, San Diego, California 92121.

(c)	Mr. Blickenstaff is the Chief Executive Officer, President and member of the Board of Directors of Tandem. Mr. Blickenstaff is also the trustee of the Kim Blickenstaff Revocable Trust dated April 15, 2010.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

(e)	None of the Reporting Persons have, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Blickenstaff is a citizen of the United States of America. The Kim Blickenstaff Revocable Trust dated April 15, 2010 is a trust formed under the laws of the State of California.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

99	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 99 to the Original Filing, which was filed by the Reporting Persons with the Securities and Exchange Commission on November 26, 2013).

CUSIP No. 875372 104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 27, 2013.

/s/ Kim D. Blickenstaff
Kim D. Blickenstaff

Kim Blickenstaff Revocable Trust dated April 15, 2010

By:	/s/ Kim D. Blickenstaff
Name:	Kim D. Blickenstaff
Title:	Trustee